May 25, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Jay Williamson

100 F Street, N.E.

Washington, DC 20549

Re:	485(a) for American Pension Investors Trust (the “Registrant” or “Trust”) (SEC File Nos. 002-96538 and 811-04262)

Dear Mr. Williamson:

Below please find our responses to comments, which you provided orally on May 10, 2018 on the Registrant’s Post-Effective Amendment 74 (“PEA No. 74”) to its Registration Statement (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2018, (accession number 0001398344-18-004924).

Comment 1. For the Yorktown Growth Fund, please confirm that you have reviewed and considered IM Guidance and Update 2016-06, Mutual Fund Fee Structures, in drafting sales charge related disclosure.

Response: It is confirmed that IM Guidance and Update 2016, Mutual Fund Fee Structures, was considered in drafting the sales charge related disclosures.

Comment 2. For the Yorktown Short Term Bond Fund, please provide a completed fee table pre-effectively.

Response: The Yorktown Short Term Bond Fund fee table as it will appear in the Mary 31, 2018 prospectus is as follows:

“Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Yorktown Funds. More information about these and other discounts is available from your financial professional and in the “How to Reduce Your Sales Charges” Section on page 59 of the Fund’s prospectus.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Shareholder Fees
(Fees paid directly from your investment)

	Class A APIMX	Class L AFMMX	Institutional Class APIBX
Maximum sales charge (load) imposed on purchases (as percentage of offering price)	2.25%	None	None
Maximum deferred sales charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)	0.50%(1)	None	None
Maximum Account fee (for accounts under $500)	$25/yr	$25/yr	$25/yr

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class A APIMX	Class L AFMMX	Institutional Class APIBX
Management Fee	0.70%	0.70%	0.70%
Distribution/Service (12b-1 Fees)	0.00%	1.00%	0.00%
Other Expenses (2)	0.28%	0.28%	0.28%
Total Annual Fund Operating Expenses (before waivers and/or reimbursements)	0.98%	1.98%	0.98%
Fee Waivers and/or Expense Reimbursements (3)	(0.09)%	(0.09)%	(0.09)%
Total Annual Fund Operating Expenses (after waivers and/or reimbursements) (3)	0.89%	1.89%	0.89%

(1)	Large purchases of Class A shares (greater than $500,000) are generally subject to a CDSC of 0.50% if the shares are redeemed during the first 18 months after purchase, unless the dealer, at its discretion, has waived the commission advance paid by Unified Financial Securities, Inc. (the “Distributor”).

(2)	Effective October 17, 2017, the Fund adopted a principal investment strategy limiting the Fund’s investments in other registered investment companies and Acquired Fund Fees and Expenses has been restated to reflect the new investment strategy. Prior to the adoption of this principal investment strategy, Acquired Fund Fees and Expenses were 0.04%.

(3)	In the interest of limiting expenses of the Fund, the Adviser has entered into a five-year contractual expense limitation agreement with the Trust, effective February 1, 2017, so that the Fund’s ratio of total annual operating expenses is limited to 0.95% for Class A Shares, 1.95% for Class L Shares, and 0.95% for Institutional Class Shares. The Adviser has entered into an additional contractual expense limitation agreement with the Trust, effective October 17, 2017, so that the Fund’s ratio of total annual operating expenses is limited to 0.89% for Class A Shares, 1.89% for Class L Shares, and 0.89% for Institutional Class Shares until at least May 31, 2019. Pursuant to each of these expense limitation agreements, the Adviser has agreed to waive or limit its fees and assume other expenses of the Fund (excluding interest, taxes, brokerage commissions and other expenditures capitalized in accordance with generally accepted accounting principles or other extraordinary expenses not incurred in the ordinary course of business) so that the Fund’s ratio of total annual operating expenses is limited to the limits listed above. The Adviser is entitled to the reimbursement of fees waived or reimbursed by the Adviser to the Fund subject to the limitations that the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement, and the reimbursement may not be made if it would cause the Fund’s annual expense limitations to be exceeded. The reimbursement amount may not include any additional charges or fees, such as interest accruable on the reimbursement account. Further, any recoupments will be subject to any lower expenses limitations that have been later implemented by the Board. The expense limitation agreement may be terminated only by the Board of Trustees of the Trust (the “Board”) by providing 60 days’ notice, or if the Adviser ceases to serve as adviser to the Fund.”

Comment 3. For the Yorktown Short Term Bond Fund, briefly explain why Footnote 2 is consistent with N-1A requirements.

Response: Footnote 2 is consistent with N-1A requirements because the fee table was revised based on Item 3 to Form N-1A, instruction 3(d)(ii), which says: “If there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information has been restated to reflect current fees.”

Although the decrease in acquired fund expenses may not be material by itself, during the fiscal year the Adviser agreed to a fee cap that lowered total fund expenses by 31 basis points. This change was clearly material, and, accordingly, it was appropriate to restate the fund’s expenses, including the acquired fund fees.

Comment 4. For the Yorktown Short Term Bond Fund, it appears that some of Footnote 4 is repeated, please revise as appropriate.

Response: Footnote 4 has been revised to remove the repeated language.

Comment 5. For the Small Cap Fund Principal Investment Strategies, please provide additional disclosure regarding how the Adviser buys/sells securities and constructs the portfolio as a whole, including, for example, any portfolio constraints in place.

Response: The following paragraphs have been included in the Principal Investment Strategies for the Small Cap Fund to disclose how the Adviser buys/sells securities and constructs the portfolio as a whole:

“In selecting securities for the Fund, the Fund’s Investment Manager utilizes a quantitative fundamental approach combined with a robust risk/reward assessment to consistently identify securities with asymmetrically favorable profiles, which it believes are inefficiently priced by the market relative to their potential upside.

Generally, in determining whether to sell a security, the Fund’s Investment Manager uses the same type of analysis that it uses in buying securities. For example, the Fund’s Investment Manager may sell a security if it deteriorates in its multi factor fundamental model, drops out of the top tier reward/risk ratio rankings, or is believed to have excess risk. The Fund’s Investment Manager may also sell a security to reduce the Fund’s holding in that security, take advantage of more attractive investment opportunities, or to raise cash.”

Comment 6. The Finders Fee disclosure states that the Distributor, from its own resources and not as a sales load deducted from the value of the shares purchased, may pay authorized dealers a commission advance on purchases of Class A shares over $1 million. Please confirm if these authorized dealers are all FINRA members.

Response: We have confirmed that all authorized dealers who receive a commission advance are FINRA members. In addition, we have revised the Finders Fee disclosure to state that the payment is made from the Adviser’s resources rather than from the Distributor’s resources.

Comment 7. In the Repurchase of Class A Shares disclosure, disclosure was added that states clear and prominent information regarding sales charges of the Funds and the applicability and availability of discounts from sales charges is available free of charge through the Trust’s website. This information should be included in the prospectus. Please review IM Guidance and Update 2016-06, Mutual Fund Fee Structures, and revise as appropriate.

Response: There is no supplemental disclosure on the Trust’s website, we have revised the disclosure accordingly.

Comment 8. Statement of Additional Information. The marked version suggests that revisions are being made to fundamental investment restrictions, is this accurate? If so, tell us what language is being revised and why. Please also confirm that shareholder approval was received. If shareholder approval was not received, please explain. Also, please confirm that each Fund has all required fundamental restrictions and that they are accurately disclosed here.

Response: There have been no changes made to the fundamental investment restrictions. All of the Funds have all required fundamental restrictions and they are accurately disclosed.

If you have any additional questions, or need additional information, please contact me at 513.869.4262.

Sincerely,

/s/ Maggie Bull

Maggie Bull

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